UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-38904

FLEX LNG Ltd.
(Translation of registrant's name into English)

Par-La-Ville Place
14 Par-La-Ville Road
Hamilton
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a press release of FLEX LNG Ltd. (the “Company”), dated April 10, 2025, announcing that the Company’s Annual General Meeting will be held on May 8, 2025.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268367) with an effective date of December 7, 2022, the Company’s Registration Statement on Form F-3ASR (File No. 333-282473) with an effective date of October 2, 2024 and the Company’s Registration Statement on Form S-8 (File No. 333-275460) with an effective date of November 9, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEX LNG Ltd. (registrant)
By:	/s/ Knut Traaholt
Name: Knut Traaholt
Title: Chief Financial Officer of Flex LNG Management AS (Principal Financial Officer of FLEX LNG Ltd.)

Date: April 11, 2025

Exhibit 99.1
Flex LNG – AGM Notice
Hamilton, Bermuda
April 10, 2025

FLEX LNG LTD. (the “Company”) announces that its 2025 Annual General Meeting will be held on May 8, 2025. A copy of the Notice of Annual General Meeting and associated information including the Company’s 2024 Annual Report on Form 20-F can be found attached and on our website at www.flexlng.com.
The Board of Directors
FLEX LNG LTD.
This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act

Downloads
•	Flex LNG – 20F 2024
•	Flex LNG – AGM Notice 2025

FLEX LNG LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
8 MAY 2025
NOTICE IS HEREBY given that the Annual General Meeting of the Shareholders (the “Meeting”) of FLEX LNG LTD., (the “Company”) will be held on 8 May 2025 at 14:00 hrs, at Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:
To receive and adopt the audited consolidated financial statements of the Company for the period ended December 31, 2024.
To consider the following Company proposals:
1.	To set the maximum number of Directors to be not more than eight.
2.	To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorised to fill such vacancies as and when it deems fit.
3.	To re-elect Ola Lorentzon as a Director of the Company.
4.	To re-elect Nikolai Grigoriev as a Director of the Company.
5.	To re-elect Steen Jakobsen as a Director of the Company.
6.	To re-elect Susan Sakmar as a Director of the Company.
7.	To elect Mikkel Storm Weum as a Director of the Company.
8.	To re-appoint Ernst & Young AS of Oslo, Norway, as auditor and to authorize the Directors to determine their remuneration.
9.	To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$500,000 for the year ended December 31, 2025.
10.	Reduction of share premium account.
11.
To approve the delisting of the Company’s common shares from the Oslo Stock Exchange and to authorize the Board of Directors to take steps to implement the delisting including filing an application to the Oslo Stock Exchange on behalf of the Company.

By Order of the Board of Directors
James Ayers
Secretary
10 April 2025

Notes:
1.
The Board of Directors has fixed the close of business on 1 April 2025 as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.

2.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarized copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

3.	A Form of Proxy is enclosed for use in connection with the business set out above.
4.	Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a simple majority of the votes cast.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING”) OF FLEX LNG LTD., TO BE HELD ON 8 MAY 2025.
________________________________________________________________________
PRESENTATION OF FINANCIAL STATEMENTS
In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the period ended 31 December 2023 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by the shareholders, and no such approval will be sought at the Meeting.
The Company’s audited consolidated financial statements are available on its website at www.flexlng.com.
________________________________________________________________________
COMPANY PROPOSALS
PROPOSALS 1 & 2 – MAXIMUM NUMBER OF DIRECTORS AND VACANCIES IN THE NUMBER OF DIRECTORS
It is proposed, in accordance with Bye-law 95, that the maximum number of Directors is eight. It is further proposed, in accordance with Bye-law 95, vacancies in the number of Directors be designated casual vacancies and that the Board of Directors be authorised to fill such casual vacancies as and when it deems fit. Any director appointed to fill such a casual vacancy shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected.
PROPOSALS 3, 4, 5, 6 and 7 - ELECTION OF DIRECTORS
The Board has nominated the five persons listed below for selection as Directors of the Company. Ola Lorentzon, Nikolai Grigoriev, Steen Jakobsen and Susan Sakmar are presently members of the Board of Directors. The Board proposes to elect Mikkel Storm Weum as a Director of the Company. As provided in the Company’s Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected.
Nominees For Election To The Company’s Board Of Directors
Information concerning the nominees for Directors of the Company is set forth below:
Name	Director Since	Position with the Company
Ola Lorentzon	2017	Director
Nikolai Grigoriev	2017	Director
Steen Jakobsen	2021	Director
Susan Sakmar	2022	Director
Mikkel Storm Weum	-	Director

Ola Lorentzon has served a director of the Company since June 2017. Mr. Lorentzon served as Principal Executive Officer of Golden Ocean Group Limited, or GOGL, from 2010 to 2015 and held the role as Chief Executive Officer of Frontline Management AS from 2000 to 2003. From 1986 to 2000, Mr. Lorentzon served as Chief Executive Officer of ICB Shipping. Mr. Lorentzon is also a Director and Chairman of Golden Ocean Group Limited and a Director of Frontline plc, both related parties, and Erik Thun AB.
Nikolai Grigoriev has served as a director of the Company since September 2017. From 2008 to 2016, Mr. Grigoriev served as Managing Director, Shipping at Gazprom Marketing & Trading (GMT) in London and Singapore. Prior to GMT, Mr. Grigoriev worked for BG Group and Merrill Lynch in Houston and London in senior LNG shipping, commercial and corporate finance roles. Nikolai holds a B.Sc. in Navigation from Admiral Makarov State Maritime Academy in St. Petersburg, Russia and an MBA from INSEAD in Fontainebleau, France.
Steen Jakobsen has served as a director of the Company since March 2021. Mr. Jakobsen joined Limus Capital as Partner in 2024. From 2000 he served as Chief Investment Officer in Saxo Bank. Mr. Jakobsen was the founder of then Saxo Bank’s renowned Outrageous Predictions. Prior to joining Saxo Bank, he worked with Swiss Bank Corp. Citibank, Chase Manhattan, UBS and served as Global Head of Trading, FX and Options at Christiania (now Nordea). Mr. Jakobsen graduated from the University of Copenhagen in 1989 with a MSc in Economics.
Susan Sakmar has served as a director since September 2022. Mrs. Sakmar is licensed to practice law in California and holds a LL.M. (Master of Laws) from Georgetown University Law Center. Ms. Sakmar has over 25 years of experience working in the legal, corporate and non-profit world, including commercial attorney at a San Francisco law firm, accountant at Chevron and Board Chair of the Jane Goodall Institute. She is currently a Visiting Law Professor at the University of Houston Law Center with numerous publications including an LNG book, “Energy for the 21st Century: Opportunities and Challenges for Liquefied Natural Gas”.
Mikkel Storm Weum currently serves as Director in Seatankers Management AS, responsible for Sale and Purchase, Newbuildings and Projects. Mr. Weum also serves as Senior Vice President, Business Development in SFL Management AS since 2018. Prior to joining SFL and Seatankers, Mr. Weum worked as Vice President, Head of Commercial in Teekay Offshore working with Shuttle Tankers and Floating Offshore storage. Mr. Weum holds a Master’s degree in Naval Architecture from Newcastle University and a MSc in Shipping Trade and Finance from Cass Business School, City University.
PROPOSAL 8 – RE-APPOINTMENT OF INDEPENDENT AUDITORS
At the Meeting, the Board will ask the shareholders to approve the re-appointment of Ernst & Young AS, as the Company’s independent auditors and to authorise the Board of Directors to determine the auditors’ remuneration.
Audit services provided by Ernst & Young AS in fiscal year 2024 included the examination of the consolidated financial statements of the Company and its subsidiaries.
All services rendered by the independent auditors are subject to pre-approval and reviewed by the Company and the Board of Directors.
PROPOSAL 9 – TO APPROVE DIRECTORS’ FEES
At the Meeting, the Board will ask shareholders to approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$500,000 for the year ended December 31, 2025.
PROPOSAL 10 – REDUCTION OF SHARE PREMIUM ACCOUNT
At the Meeting, the Board, pursuant to the provisions of section 46 of the Bermuda Companies Act 1981 (the “Companies Act”), will ask the Shareholders to approve a reduction of US$200,000,000 in the Company’s Share Premium account (forming a portion of Additional Paid in Capital in the financial statements of the Company) and to credit the same amount resulting from this reduction to the Company’s Contributed Surplus account with effect on or around 8 May 2025 (the “Effective Date”). The Share Premium account is the amount of subscription proceeds upon issuance of shares by the Company which exceeds the aggregate par value of the shares issued by the Company.
The purpose of this proposal is primarily to increase the ability of the Company to make distributions to its Shareholders.
The Company’s policy is to pay dividends and distributions with the timing and amount being at the discretion of the Board of Directors and depending on, among other things, earnings, capital expenditure commitments, market prospects, current capital expenditure programs, investment opportunities, the terms and restrictions of our financing arrangements and other relevant factors.
Under Bermuda law a company cannot pay dividends or make distributions from share premium. In addition, section 54 of the Companies Act provides that a company may not declare or pay a dividend, or make a distribution out of contributed surplus if there are reasonable grounds for believing that (a) the Company is, or would after the payment, be unable to pay its liabilities as they become due; or (b) the realisable value of the Company’s assets would thereby be less than its liabilities.
Under Bermuda law, the Company if authorised in a general meeting may, subject to any order made by the Minister of Finance of Bermuda and to its Memorandum of Association and Bye-laws, either with or without extinguishing or reducing the liability of any of its shares and either with or without reducing the number of shares, reduce any paid up capital that is in excess of the requirements of the Company. The Company’s Bye-laws provide that subject to the Companies Act, the Company may by Resolution authorise the reduction of its issued share capital or any share premium or contributed surplus account in any manner whatsoever.
In order to effectuate such reduction, the Board of Directors must be satisfied that on the Effective Date the Company is solvent and after the reduction will be able to pay its liabilities as they become due.
Within 30 days after the date such reduction of the share premium is effective, the Company, as required under section 46(5) of the Companies Act, will file a memorandum, with a copy of the notice referred to above, with the office of the Bermuda Registrar of Companies (the “Registrar”), notifying the Registrar of compliance with the Companies Act.
PROPOSAL 11 – DELISTING FROM OSLO STOCK EXCHANGE
At the Meeting, the Board will ask the Shareholders to approve the delisting of the Company’s common shares from the Oslo Stock Exchange and to authorize the Board of Directors to take steps to implement the delisting including filing an application to the Oslo Stock Exchange on behalf of the Company.
On 30 October 2009, the Company listed its common shares on the Oslo Stock Exchange (the “OSE”) – initially on Oslo Axess (now, Euronext Expand) and later uplisted to the main list of the OSE as of 18 July 2017. On 17 June 2019, the Company listed its common shares on the New York Stock Exchange (the “NYSE”). Both listings are under the ticker symbol “FLNG”. The status of the Company’s listing on the main list of the OSE was changed from a primary to a secondary listing as of 15 November 2022.
The Board of Directors of the Company (the “Board”) considers that it is in the best interest of the Company and its shareholders to maintain a single listing on the NYSE and to apply for a delisting of its shares on the OSE (the “Delisting”), due to the reasons set out below.
The majority of the daily trading volume of the common shares of the Company is being conducted on the NYSE. Hence the Board believes that a single listing on the NYSE will provide adequate liquidity and even improved liquidity with all trading on one exchange.

The Board believes that the Delisting will eliminate regulatory duplication, complexities, and costs associated with complying with a dual-listing regime, consistent with the Company’s continued efforts to simplify the administrative aspects of business. The costs associated with maintaining the OSE listing, in addition to the NYSE listing, are found by the Board to be disproportionate to the benefits from such multiple listings.
Furthermore, the Board expects that a single NYSE listing structure may improve access to U.S. shareholders and analyst coverage, which in turn may maximize the Company’s ability to attract a broader investor base and increased capital coverage. The Board trusts that a single listing on the NYSE is appropriate, considering the Company’s size, development, and strategy, and that it aligns more closely with the Company’s peer group.
Finally, the Board believes that the current corporate governance framework of the Company, the NYSE listing rules and SEC regulations will sufficiently protect the interest of the shareholders, as the Delisting would eliminate OSE regulation of the Company and its governance and public disclosure. Thus, the Board believes that shareholder protection and information rights will be adequately maintained following the Delisting.
The Company will maintain its register with Euronext Securities Oslo (the “ESO Register” formerly known as Verdipapirsentralen or VPS) for the OSE shares for a period of at least 6 months from the effective date of the Delisting, to enable ESO Register shareholders to transfer their shares to the US market, as well as continue to accommodate migration of the shares from the ESO Register into shares which may be traded on the NYSE.
The Company will provide further information on the delisting process, including on the transfer of shareholdings from the OSE to the US clearing system, if the Company receives the required affirmative votes from shareholders and approval of its subsequent delisting application to the OSE.
For the reasons set out above, the Board recommends that the Annual General Meeting resolves to approve the delisting of the Company’s common shares from the OSE and authorises the Board of Directors to take steps to implement the delisting including filing an application to the OSE on behalf of the Company.
OTHER BUSINESS
Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.

By Order of the Board of Directors
James Ayers
Secretary
Hamilton, Bermuda